WINTERGREEN FUND, INC.

P.O. Box 701

Milwaukee, WI 53201-0701

September 21, 2012

VIA EDGAR

Branch of Document Control

United States Securities and Exchange Commission

100 F Street, NE

Stop 1-4

Washington, DC 20549

Re:	Wintergreen Fund, Inc. (the “Fund”)
FILE NOS. 333-124761; 811-21764
CIK: 0001326544

Ladies and Gentlemen:

On behalf of the Fund, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1. A copy of Investment Company Blanket Bond No. 490PB3037, a fidelity bond, in the amount of $1,500,000 (the “Bond”), as received on September 14, 2012 (Exhibit 99.1); and

2. An officer’s certificate certifying the resolutions approved at a meeting of the Board of Directors held on September 10, 2012, at which a majority of the Directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $4,395.00, plus a $39.56 New Jersey State Surcharge, for the period commencing September 23, 2012 and ending September 23, 2013.

If you have any questions concerning this filing, please do not hesitate to call me at (414) 765-5822.

Sincerely,

/s/ Joseph Bree

Joseph Bree

Assistant Secretary